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| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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1.  Name and Address of Reporting Person

         KU Energy Corporation
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        (Last)                      (First)                        (Middle)

         One Quality Street
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                                   (Street)

         Lexington                   Kentucky                        40507
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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)                5/20/97
                                                                  --------------

3.  IRS or Social Security Number of Reporting Person (Voluntary)
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4.  Issuer Name and Ticker or Trading Symbol LG&E Energy Corp. (NYSE: LG&E)
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5.  Relationship of Reporting Person to Issuer (Check all applicable)

    [ ] Director    [ ] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)


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6.  If Amendment, Date of Original (Month/Day/Year)
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             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
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

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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
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

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  Option to Purchase           See Note             Common Stock        13,230,490    $24.45             D
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
Explanation of Responses:

        This Form 3 is being filed in connection with the Agreement and Plan of Merger and the LG&E Energy Corp. Stock Option Agreement each dated May 20, 1997 and each between the filing person and LG&E Energy Corp. as described in the KU Energy Corporation Current Report on Form 8-K dated May 21, 1997. The exercise date and expiration date provisions are set out in the LG&E Energy Corp. Stock Option Agreement filed as Exhibit
        99.2 to KU Energy Corporations current report on Form 8-K filed May 30, 1997. KU Energy expressly disclaims any beneficial ownership of the shares of LG&E Energy Corp. Common Stock subject to the Stock Option Agreement for the reasons set forth in Item 5 to the Schedule 13-D filed by KU Energy on the date hereof.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

                              KU Energy Corporation
                              George S. Brooks II                  5/30/97
                              -------------------------------  -----------------
                                General Counsel and Secretary
                              **Signature of Reporting Person        Date
                        By:
                        For: